

EQUAL EXCHANGE, INC. AND SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2021 AND 2020

EQUAL EXCHANGE, INC. AND SUBSIDIARIES
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
YEARS ENDED DECEMBER 31, 2021 AND 2020



LMHS, P.C.
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To The Stockholders
Equal Exchange, Inc.
West Bridgewater, Massachusetts

Opinion

We have audited the consolidated financial statements of Equal Exchange, Inc. and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of earnings, stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Equal Exchange, Inc. and Subsidiaries as of December 31, 2021 and 2020, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Equal Exchange, Inc. and Subsidiaries, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Equal Exchange, Inc. and Subsidiaries' ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Equal Exchange, Inc. and Subsidiaries' internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Equal Exchange, Inc. and Subsidiaries' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

LMHS, P.C.

LMHS, P.C.
Norwell, Massachusetts

April 26, 2022

EQUAL EXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2021 AND 2020

	2021	2020
ASSETS		
CURRENT ASSETS:		
Cash	$ 2,536,886	$ 1,313,440
Accounts Receivable, Net	4,862,546	5,918,037
Inventory, Net	25,813,685	27,922,484
Prepaid Corporate Income Taxes	83,998	-
Prepaid Expenses and Other	909,162	1,191,074
Deferred Income Taxes	382,000	220,000
	34,588,277	36,565,035
PROPERTY AND EQUIPMENT, NET	6,186,607	7,006,255
OTHER ASSETS:		
Intangible Assets, Net	-	3,207
Investments, Net	209,656	214,656
Notes Receivable	325,000	360,000
	534,656	577,863
	$ 41,309,540	$ 44,149,153
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Notes Payable - Lines of Credit	$ 96,947	$ 3,146,031
Current Portion of Long-Term Debt	711,242	2,284,918
Accounts Payable and Accrued Expenses	5,053,871	3,838,808
Corporate Income Taxes Payable	152,952	332,428
Patronage Rebates Payable	810,229	218,125
	6,825,241	9,820,310
LONG-TERM LIABILITIES:		
Long-Term Debt, Net of Current Portion, Net of		
Unamortized Debt Issuance Costs	6,536,596	7,818,008
Deferred Income Taxes	1,100,000	1,000,000
	7,636,596	8,818,008
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	146,736	152,233
STOCKHOLDERS' EQUITY:		
Preferred Stock	17,322,012	17,265,497
Common Stock	387,528	456,359
Less: Subscriptions Receivable	(24,028)	(60,029)
Retained Earnings	9,036,571	7,705,713
Accumulated Other Comprehensive Loss	(21,116)	(8,938)
	26,700,967	25,358,602
	$ 41,309,540	$ 44,149,153

See Notes to Consolidated Financial Statements

EQUAL EXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
NET SALES	$ 72,082,996	$ 77,666,827
COST OF SALES	54,421,295	57,742,239
GROSS PROFIT	17,661,701	19,924,588
OPERATING EXPENSES:		
Bad Debt Expense	37,452	310,706
General and Administrative Expenses	17,181,909	17,288,081
	17,219,361	17,598,787
EARNINGS FROM OPERATIONS	442,340	2,325,801
OTHER INCOME AND (EXPENSES):		
Gain (Loss) on Investment	2,022	(385,378)
Interest Income	52,456	41,663
Other Income	2,041,452	-
Interest Expense	(393,921)	(428,100)
Gain (Loss) on Foreign Currency Transactions	(525)	4,223
	1,701,484	(767,592)
EARNINGS BEFORE INCOME TAXES AND MINORITY INTEREST	2,143,824	1,558,209
INCOME TAXES:		
Current:		
Federal	-	278,000
State	227,648	264,300
	227,648	542,300
Deferred:		
Federal	(100,000)	(33,000)
State	38,000	76,000
	(62,000)	43,000
	165,648	585,300
EARNINGS BEFORE MINORITY INTEREST	1,978,176	972,909
MINORITY INTEREST IN EARNINGS OF CONSOLIDATED SUBSIDIARIES	8,925	(21,085)
NET EARNINGS	$ 1,987,101	$ 951,824

See Notes to Consolidated Financial Statements

EQUAL EXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2021 AND 2020

	Preferred Stock	Common Stock	Subscriptions Receivable	Retained Earnings	Accumulated Other Comprehensive Earnings	Total
Balance, January 1, 2020	$ 17,308,010	$ 469,776	$ (76,095)	$ 7,532,054	$ (910)	$ 25,232,835
Shares Issued	174,112	49,093	-	-	-	223,205
Dividends Reinvested	491,940	-	-	-	-	491,940
Shares Redeemed	(708,565)	(62,510)	-	-	-	(771,075)
Subscriptions Receivable	-	-	16,066	-	-	16,066
Comprehensive Income:						
Net Earnings	-	-	-	951,824	-	951,824
Other Comprehensive:						
Gain (Loss) on Foreign						
Currency Translation	-	-	-	910	(8,028)	(7,118)
Comprehensive Income:	-	-	-	952,734	(8,028)	944,706
Dividends to Stockholders	-	-	-	(779,075)	-	(779,075)
Balance, December 31, 2020	17,265,497	456,359	(60,029)	7,705,713	(8,938)	25,358,602
Shares Issued	90,339	7,526	-	-	-	97,865
Dividends Reinvested	405,098	-	-	-	-	405,098
Shares Redeemed	(438,922)	(76,357)	-	-	-	(515,279)
Subscriptions Receivable	-	-	36,001	-	-	36,001
Comprehensive Income:						
Net Earnings	-	-	-	1,987,101	-	1,987,101
Other Comprehensive:						
Gain (Loss) on Foreign						
Currency Translation	-	-	-	-	(12,178)	(12,178)
Comprehensive Income:	-	-	-	1,987,101	(12,178)	1,974,923
Dividends to Stockholders	-	-	-	(656,243)	-	(656,243)
Balance, December 31, 2021	$ 17,322,012	$ 387,528	$ (24,028)	$ 9,036,571	$ (21,116)	$ 26,700,967

See Notes to Consolidated Financial Statements

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Earnings	$ 1,987,101	$ 951,824
Noncash Items Included in Net Earnings:		
Deferred Income Taxes	(62,000)	43,000
Depreciation and Amortization	926,295	912,674
Interest Expense	39,430	3,924
Gain on Extinguishment of Debt	(2,041,452)	-
(Increase) Decrease in:		
Accounts Receivable, Net	1,055,491	859,764
Inventory, Net	2,108,799	(4,337,794)
Prepaid Corporate Income Taxes	(83,998)	-
Prepaid Expenses and Other	281,912	263,709
Notes Receivable	35,000	-
Increase (Decrease) in:		
Accounts Payable and Accrued Expenses	1,215,063	(2,048,189)
Corporate Income Taxes Payable	(179,476)	232,851
Patronage Rebates Payable	592,104	(157,342)
	5,874,269	(3,275,579)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Additions to Property and Equipment	(201,716)	(2,452,585)
Book Value of Property and Equipment Disposed, Net	98,276	385,378
Decrease in Investments, Net	5,000	93,024
	(98,440)	(1,974,183)
CASH FLOWS FROM FINANCING ACTIVITIES:		
New Borrowings:		
Notes Payable - Lines of Credit	10,346,966	16,294,553
Long-Term Debt	-	5,015,754
Debt Reduction:		
Notes Payable - Lines of Credit	(13,396,050)	(15,308,250)
Long-Term Debt	(853,066)	(144,619)
Increase (Decrease) in Minority Interest	(5,497)	17,085
Proceeds From Common Stock Subscriptions	43,527	65,159
Proceeds From Issuance of Preferred Stock	90,339	174,112
Proceeds From Dividend Reinvestment in Preferred Stock	405,098	508,598
Redemption of Preferred Stock	(438,922)	(725,223)
Redemption of Common Stock	(76,357)	(62,510)
Preferred Stock Dividend Paid	(656,243)	(779,075)
Change in Foreign Currency Translation	(12,178)	(7,118)
	(4,552,383)	5,048,466
NET INCREASE (DECREASE) IN CASH	1,223,446	(201,296)
CASH - BEGINNING	1,313,440	1,514,736
CASH - ENDING	$ 2,536,886	$ 1,313,440

See Notes to Consolidated Financial Statements

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2021	2020
Cash Paid During The Year For:		
Interest	$ 315,061	$ 424,176
Income Taxes	$ 491,122	$ 309,449
Schedule of Noncash Investing Transactions:		
Investment Loss on Foreign Currency Translation	$ (12,178)	$ (8,028)

See Notes to Consolidated Financial Statements

EQUAL EXCHANGE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

1. Principles of Consolidation - The consolidated financial statements include the accounts of Equal Exchange, Inc., its majority-owned subsidiary OKE USA Fruit Company, and its wholly-owned subsidiary EE Wholesale (UK) LTD (the Company). All significant intercompany transactions and balances have been eliminated in these consolidated financial statements.

2. Organization - Equal Exchange, Inc. was organized under the General Laws of the Commonwealth of Massachusetts as a worker cooperative and commenced operations in 1986. All voting stock is owned by employees of Equal Exchange, Inc., each of whom is limited to one share. Equal Exchange, Inc. distributes a portion of its annual profits to the worker-owners as a patronage rebate. Worker-owners may decide to extend membership to an employee after one year of service. Equal Exchange, Inc. also offers non-voting preferred stock, which pays a variable, noncumulative annual dividend, targeted at five percent of the value of the preferred stock.

   OKE USA Fruit Company was incorporated under the laws of the state of Delaware on May 18, 2006.

   EE Wholesale (UK) LTD was incorporated under the laws of the Registrar of Companies for England and Wales on April 24, 2017.

3. Operations - Equal Exchange, Inc. is engaged in the manufacturing and distribution of coffee, tea, cocoa, chocolate, and related products nationally, with its main office located at 50 United Drive, West Bridgewater, Massachusetts. Equal Exchange, Inc. was formed to establish equitable trade relationships between small farmers around the world and U.S. consumers. Equal Exchange, Inc. buys green coffee beans directly from farmers' cooperatives and imports the coffee to the United States. Equal Exchange, Inc. pays a price that covers the cost of production, provides farmers a living wage, and includes a social premium to the cooperative, in accordance with internationally established fair trade practices. Tea, cocoa, and chocolate are also purchased according to fair trade practices. Equal Exchange, Inc. performs coffee roasting and packaging production at its West Bridgewater, Massachusetts facility. In addition, Equal Exchange, Inc. contracts for coffee roasting, cocoa, and chocolate manufacturing and product packaging, and sells and distributes its products nationally through distributors, retail stores, restaurants, and solidarity organizations. To better serve its customers, Equal Exchange, Inc. purchases and loans coffee grinders, brewers, and retail display equipment to its customers.

   OKE USA Fruit Company wholesales produce to customers in the United States while establishing a model for international trade that fosters farmer ownership, fair trade practices, and environmental protection.

   EE Wholesale (UK) LTD is based in the UK and is focused on maintaining relationships with small farmer cooperatives while trying to build demand for authentic fair trade in a country where the concept has been taken over by large players. EE Wholesale (UK) LTD is concentrating on selling to independent natural food stores and small chains.

4. Functional Currency Translation - The functional currency of EE Wholesale (UK) LTD is the Pound Sterling (£). The assets and liabilities of the UK subsidiary are translated at year-end rates of exchange, and the consolidated statements of earnings and comprehensive income (loss) accounts are translated at weighted-average rates of the exchange for the period. The resulting translation adjustments are reported as a component of accumulated other comprehensive income within stockholders' equity. Net foreign currency translation gains/(losses) included in the consolidated statements of earnings and comprehensive income (loss) amounted to ($12,178) and ($7,118) for the years ended December 31, 2021 and 2020, respectively.

A. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:** (Continued)

5. Method of Accounting - The Company's policy is to prepare its consolidated financial statements on the accrual method of accounting whereby revenues are recognized when earned and expenses are recognized when incurred. This method of accounting conforms to generally accepted accounting principles.

6. Concentration of Credit Risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of deposits in excess of federally insured limits, accounts receivable, and credit guarantees for certain vendors. These risks are managed by maintaining all deposits in high quality financial institutions, obtaining signed sales orders, and/or establishing credit limits with all customers, and obtaining signed contracts with vendors. Management believes that the Company is not exposed to any significant credit risk as a result of these credit concentrations.

7. Cash and Cash Equivalents - For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

8. Inventory - Inventories are stated at the lower of cost (first-in, first-out) or market.

9. Property and Equipment - Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred whereas major betterments are capitalized. Depreciation is computed using the straight-line method over three to thirty-nine years.

10. Intangible Assets - Intangible assets subject to amortization include capitalized software and development costs, all of which are amortized using the straight-line method over seven to ten years.

11. Revenue and Cost Recognition - In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue From Contracts with Customers ("ASU 2014-09"), which is aimed at creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards ("IFRS"). This new guidance provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue guidance issued by the FASB. ASU 2014-09 also requires both qualitative and quantitative disclosures, including descriptions of performance obligations.

Effective January 1, 2019, the Company adopted ASU 2014-09 and all related amendments ("ASC 606") and applied its provisions to all uncompleted contracts using the modified retrospective basis. The application of this new revenue recognition standard resulted in no adjustment to the opening balance of retained earnings.

Performance Obligations - Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

A. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:** (Continued)

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Product Sales - The Company is engaged in the manufacturing and distribution of coffee, tea, cocoa, chocolate, and related products. Revenue on the sale of these products is recognized when orders are shipped.

The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2021:

Performance Obligations Satisfied at a Point in Time	$ 72,082,996
Performance Obligations Satisfied Over Time	-
Total Revenue	$ 72,082,996

12. Fair Value of Financial Instruments - The Company's financial instruments include cash and cash equivalents, accounts receivable, notes receivable, accounts payable, accrued expenses, notes payable, and long-term debt. The recorded values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and notes payable approximate their fair values based on their short-term nature. The recorded values of notes receivable and long-term debt approximate their fair values, as current interest rates approximate market rates.

13. Freight - The Company includes freight in as a component of inventory and freight out as part of cost of sales.

14. Income Taxes - The Company exists, for income tax purposes, as three separate entities: Equal Exchange, Inc., OKE USA Fruit Company, and EE Wholesale (UK) LTD. Federal and state income taxes are provided based upon earnings and tax rates applicable to the Company using the method of accounting described above.

EE Wholesale (UK) LTD is obliged to file income tax returns within the United Kingdom.

Deferred income taxes are provided for differences in timing in reporting income for consolidated financial statement and tax purposes arising principally from differences in the methods of accounting for allowances for bad debts, accrued absences, and depreciation. Bad debts are reported for tax purposes on the direct write-off method and for consolidated financial statement purposes on the allowance method. Accrued absences are reported for tax purposes on the cash method and for consolidated financial statement purposes on the accrual method. Depreciation is reported for tax purposes over shorter periods of time and at a more accelerated rate than the method for consolidated financial statement purposes. Deferred tax assets and liabilities are classified as current or non-current in the accompanying consolidated balance sheets, based upon classification of the related asset or liability.

15. Uncertainty In Income and Other Taxes - The Company adopted the standards for *Accounting for Uncertainty in Income Taxes* (income, sales, use, and payroll), which requires the Company to report any uncertain tax positions and to adjust its consolidated financial statements for the impact thereof. As of December 31, 2021 and 2020, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files tax and information returns in the United States Federal, Massachusetts and other state jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

16. Sales Tax - The Company excludes from its sales all sales taxes assessed to its customers. Sales taxes assessed on sales are recorded as accrued liabilities until remitted to state agencies.

17. General and Administrative Expenses - These expenses are charged to operations as incurred and are not allocated to cost of sales.

18. Use of Estimates - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

19. Patronage Rebates - The By-Laws of Equal Exchange, Inc. require it to make a patronage rebate to each worker-owner, based on its current year profit. Accordingly, the Company accounts for patronage rebates as an increase in operating expenses in the current year.

20. Debt Issuance Costs - The Company has adopted the requirements in FASB ASC 835-30 to present debt issuance costs as a reduction on the carrying amount of the debt rather than as an asset (See Note I). The costs are amortized using the interest method over the life of the debt. Amortization of debt issuance costs for the years ended December 31, 2021 and 2020 was $13,731 and $3,924, respectively, and is reported in interest expense on the consolidated statements of earnings.

B. ALLOWANCE FOR DOUBTFUL ACCOUNTS:

The Company utilizes the allowance method to account for uncollectible accounts receivable balances. Under the allowance method, an estimate of uncollectible customer balances is made based on the Company's prior history and other factors such as the credit quality of the customer and economic conditions of the market. Based on these factors, at December 31, 2021 and 2020, there was an allowance for doubtful accounts of $200,000 and $307,041, respectively.

C. INVENTORY, NET:

Inventory consists of the following as of December 31,:

	2021	2020
Unprocessed green coffee beans, bananas and avocados	$ 12,037,487	$ 15,692,029
Processed coffee, tea, cocoa, chocolate, snacks and supplies	13,850,756	12,329,434
Less: Obsolescence Reserve	(74,558)	(98,979)
	$ 25,813,685	$ 27,922,484

D. PROPERTY AND EQUIPMENT, NET:

Property and Equipment consists of the following as of December 31,:

	2021	2020
Land	$ 502,688	$ 502,688
Building and Improvements	6,098,851	6,140,541
Coffee Roasting and Packaging Equipment	6,644,547	6,621,719
Furniture, Fixtures, Equipment and Software	4,860,517	4,917,760
	18,106,603	18,182,708
Accumulated Depreciation	(11,919,996)	(11,176,453)
	$ 6,186,607	$ 7,006,255

E. INTANGIBLE ASSETS, NET:

Intangible assets consist of the following as of December 31,:

	2021	2020
Capitalized Software and Development Costs, Net of Accumulated Amortization of $16,197 and $12,990 in 2021 and 2020, respectively.	$ -	$ 3,207

In accordance with FASB ASC 350-40-30-1, the Company capitalized the costs associated with establishing a cooperative supply chain referred to as P6. These costs include software development, product branding, website design and launch, brochure production, legal costs, and marketing initiatives.

F. INVESTMENTS, NET:

The Company holds investments in various other similar, fair-trade or socially conscious organizations. All investments are carried at the lower of cost or estimated market value. Investments consist of the following at December 31,:

	2021	2020
Liberation Foods, Community Interest Company, UK	$ 1,360	$ 10,336
CERO Cooperative, Inc. - 200 Preferred Shares	5,000	5,000
National Cooperative Bank N. A., Federal Savings Bank - 220 Shares Class B	21,997	21,997
Real Pickles Co-op - Preferred Stock	5,000	5,000
RIA Brewing, Inc.	-	5,000
LaSiembra - 11,843 Shares Class A and 782 Shares Class C	192,323	192,323
Dorchester Food Coop	10,000	10,000
STARTCOOP LCA	5,000	5,000
General Reserve	(31,024)	(40,000)
	$ 209,656	$ 214,656

G. NOTES RECEIVABLE:

Notes Receivable consist of the following at December 31,:

	2021	2020
5.00% Promissory Note Receivable - Norandino: Interest only payments to October, 2022.	$ -	$ 35,000
6.00% Promissory Note Receivable - La Siembra: Interest only payments to July, 2025. This note is collateralized by certain intellectual property of the borrower.	325,000	325,000
	$ 325,000	$ 360,000

H. NOTES PAYABLE - LINES OF CREDIT:

Equal Exchange, Inc. has a $1,500,000 unsecured rolling credit facility with Shared Interest, a socially responsible organization based in the United Kingdom. The purpose of this credit facility is to finance purchases from small farmer associations approved by Shared Interest. Under the terms of this credit facility, Shared Interest pays producers for coffee shipped to the Company. The Company is required to repay Shared Interest in full within five months following the settlement date. Advances bear interest at the borrowing rate of Shared Interest, plus one percent, 7.75% and 8.25% at December 31, 2021 and 2020, respectively. This credit facility may be terminated upon 180 days' notice. At December 31, 2021 and 2020, the outstanding balances on this rolling credit facility amounted to $96,947 and $152,532, respectively.

Equal Exchange, Inc. had a $500,000 secured line of credit with Eastern Bank. The line of credit bears interest at the bank's prime lending rate and is secured by certificates of deposit held by Eastern Bank that are owned by individuals and institutions affiliated with the Company. The Company can borrow up to ninety percent of the face value of the certificates of deposit. During 2021, the line of credit was closed. At December 31, 2021 and 2020, there were no borrowings on this line of credit.

Equal Exchange, Inc. has a $2,500,000 line of credit with National Cooperative Bank N. A. This line of credit bears interest at the bank's prime rate plus fifty basis points and is secured by accounts receivable. At December 31, 2021 and 2020, the outstanding balances on this line of credit amounted to zero and $350,000, respectively.

Equal Exchange, Inc. has a $5,000,000 line of credit with Eastern Bank. This line of credit bears interest at the bank's prime lending rate and is secured by the Company's inventory. At December 31, 2021 and 2020, the outstanding balances on this line of credit amounted to zero and $2,643,499, respectively.

OKE USA Fruit Company has a $500,000 line of credit with Eastern Bank. This line of credit bears interest at the bank's base rate and is secured by substantially all assets of OKE USA Fruit Company. At December 31, 2021 and 2020, there were no borrowings on this line of credit.

I. LONG-TERM DEBT:

Long-Term Debt consists of the following at December 31,:

	2021	2020
4.50% Note Payable - Twin Pines Cooperative Foundation: Due in annual interest-only payments with a balloon payment due May, 2023.	$ 100,000	$ 100,000
3.00% Notes Payable - Various Individuals and Institutions: to Due in annual or semi-annual interest-only payments, with 5.00% balloon payments due at varying maturity dates through December, 2023.	1,310,000	2,010,000
4.50% Note Payable - Cooperative Fund of NE: Due in annual interest-only payments with a balloon payment due April, 2024.	500,000	500,000
5.00% Note Payable - Twin Pines Cooperative Foundation: Due in annual interest-only payments with a balloon payment due May, 2024.	100,000	100,000

I. LONG-TERM DEBT: (Continued)

	2021	2020
4.50% Mortgage Note Payable - RSF Social Enterprise: Due in monthly installments of $11,254 including interest through June, 2024.	1,637,563	1,695,362
1.00% Loan Payable - PPP Loan - Eastern Bank: Due in monthly installments of $2,174 including interest through October, 2025.	-	130,445
1.00% Loan Payable - PPP Loan - Eastern Bank: Due in monthly installments of $92,993 including interest through October, 2025.	-	1,885,308
4.14% Note Payable - Eastern Bank: Due in monthly installments of $10,220 including interest through June, 2027.	600,275	695,542
3.00% Note Payable - DCS Trust: Due in annual interest-only payments with a balloon payment due March, 2035.	3,000,000	3,000,000
Principal Amount	7,247,838	10,116,657
Less Unamortized Debt Issuance Costs	-	(13,731)
	7,247,838	10,102,926
Current Portion	(711,242)	(2,284,918)
Long-Term Debt, Net of Unamortized Debt Issuance Costs	$ 6,536,596	$ 7,818,008

On April 15, 2020, the Company received loan proceeds from Eastern Bank in the amounts of $1,885,308 and $130,445 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times the average qualifying monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower is unable to re-hire to the same employment level on or before December 31, 2020, reduces salaries during the covered period, or uses more than forty percent of the money spent on non-employment expenses.

On July 21, 2021 and June 4, 2021, the Company was granted forgiveness from the Small Business Administration (SBA) for the full loan balances of $1,885,308 and accrued interest of $24,195 and $130,445 and accrued interest of $1,504, respectively. The SBA has remitted the payments noted above for forgiveness to Eastern Bank. In accordance with ASC 470, Debt, the forgiven debt is recorded as a gain on extinguishment of debt, and is presented in the other income section of the consolidated statements of earnings.

I. LONG-TERM DEBT: (Continued)

The following is a schedule by years of the aggregate maturities of indebtedness at December 31,:

2022	$ 711,242
2023	618,906
2024	2,628,968
2025	112,597
2026 and Thereafter	3,176,125
	$ 7,247,838

J. MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES:

An ownership interest of 7.5% in the subsidiaries is held by unrelated parties. This interest, reflected on the consolidated balance sheets as a separate line item, is the summation of the net investments made by these unrelated parties plus their proportionate share of the inception-to-date earnings and loss, and is not necessarily reflective of its market value.

K. CAPITAL STRUCTURE:

1. Preferred Stock

The Company has a single class of non-voting Class B preferred stock. These shares have a par value of $1 and a face value of $27.50, and are sold to individuals and organizations. The Company pays annual cash dividends, targeted at five percent of the face value of the preferred stock. The actual amount is declared annually by the Board of Directors based on Company performance. The dividend is non-cumulative. The preferred shares have a dissolution preference equal to their face value.

Stockholders owning preferred stock may, beginning two years after the original purchase date, sell their preferred stock back to the Company in accordance with the following schedule:

After year 2 - at 70% of face value
After year 3 - at 80% of face value
After year 4 - at 90% of face value
After year 5 - at 100% of face value

In 2014, the Board of Directors authorized and approved a Private Placement in which the corporation intended to raise up to $5,000,000 through the sale of Class B Preferred Stock. Although there were no offerings in place during these periods, the Company did record the following transactions in 2021: Issued 14,731 shares valued at $405,098 in reinvested dividends and converted fifty percent of its Patronage distribution to 3,285 shares valued at $90,339. During 2020, the Company recorded the following transactions: Issued 17,889 shares valued at $491,940 in reinvested dividends and converted fifty percent of its Patronage distribution to 6,331 shares valued at $174,112. Redemptions for 2021 and 2020 were 15,961 shares valued at $438,922 and 25,766 shares valued at $708,565, respectively.

All stock subscription agreements referred to above were executed in accordance with the rules and regulations under Section 3(b) of Regulation D, Rule 506 of the Securities and Exchange Commission pursuant to the Securities Act of 1933.

The Company has the option of making the redemptions described above by converting the preferred shares to five-year, five percent promissory notes.

K. CAPITAL STRUCTURE: (Continued)

If at any time the debt-to-equity ratio of the Company (defined as the Company's total liabilities divided by the Company's total stockholders' equity) exceeds 2:1, the Board of Directors may postpone or refuse a request for redemption. In addition, if at any time the Board of Directors determines that a requested redemption would impair the ability of the Company to operate effectively, the Board of Directors may limit, postpone or refuse the requested redemption.

The face value of preferred stock, eligible for redemption under the terms described above, are as follows for the year ending December 31,:

2022	$ 16,986,015
2023	160,959
2024	102,553
2025	37,006
2026 and Thereafter	35,479
	$ 17,322,012

2. Common Stock

The Company has a single class of voting Class A common stock, referred to as membership shares. Class A common shares have a $1 par value and are sold at a price equal to $2,000 per share, plus inflation since 1990. In 2021 and 2020, the price per share was $3,842 and $3,797, respectively. After one year's service, and absent denial of membership by 20% of the existing members, employees of the Company may purchase one membership share. No individual may own more than one membership share. No dividends are paid on these shares, but the employees who hold them are eligible for patronage rebates.

3. Common Stock Subscriptions Receivable

Members usually choose to pay for their membership share through payroll deductions over several years. The Company issues the membership share immediately and credits the common stock account for the full issue price of the share; unpaid amounts due from the member are recorded as Common Stock Subscriptions Receivable, which are separately reflected as a reduction to Stockholders' Equity.

4. Preferred Stock Transactions

	# of Shares	Par Value	Premium Over Par Value	Total Paid In on Preferred Stock
Balance, December 31, 2019	629,382	$ 629,382	$ 16,678,628	$ 17,308,010
Shares issued for cash	6,331	6,331	167,781	174,112
Dividends Reinvested	17,889	17,889	474,051	491,940
Shares Redeemed and Other Adjustments	(25,766)	(25,766)	(682,799)	(708,565)
Balance, December 31, 2020	627,836	$ 627,836	$ 16,637,661	$ 17,265,497
Shares issued for cash	3,285	3,285	87,054	90,339
Dividends Reinvested	14,731	14,731	390,367	405,098
Shares Redeemed and Other Adjustments	(15,961)	(15,961)	(422,961)	(438,922)
Balance December 31, 2021	629,891	$ 629,891	$ 16,692,121	$ 17,322,012

K. CAPITAL STRUCTURE: (Continued)

The Board of Directors has authorized and the articles have been amended to increase the number of both common and preferred shares to 500 and 9,999,500, respectively.

5. Common Stock Transactions

	# of Shares		Par Value		Premium Over Par Value		Total Paid In on Common Stock
Balance, December 31, 2019	145	$	145	$	469,631	$	469,776
Shares issued for subscriptions receivable	13		13		49,080		49,093
Shares redeemed for cash	(18)		(18)		(62,492)		(62,510)
Balance, December 31, 2020	140	$	140	$	456,219	$	456,359
Shares issued for subscriptions receivable	3		3		7,523		7,526
Shares redeemed for cash	(24)		(24)		(76,333)		(76,357)
Balance, December 31, 2021	119	$	119	$	387,409	$	387,528

L. INCOME TAXES:

The Company accounts for income taxes in accordance with FASB ASC 740, whereby deferred taxes are provided for temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. Deferred taxes relate primarily to differences in calculating depreciation on fixed assets and the timing of deductibility of certain other operating expenses.

M. PATRONAGE REBATES:

The By-Laws of Equal Exchange, Inc. require it to make an annual patronage rebate to each worker-owner. The patronage rebate is calculated at forty percent of the net profit or loss, after state income taxes and preferred stock dividend payments, but before charitable donations and federal income taxes. The rebate is then adjusted to reflect the ratio of hours worked by worker-owners to hours worked by all employees. Each year, the Board of Directors determines the allocation of the patronage rebate between payments in cash versus deferral held in the worker-owners' capital accounts, subject to a requirement that at least twenty percent be paid in cash. Profits not paid as dividends on preferred stock or as patronage rebates are retained to capitalize the business, and are not allocated to any individual worker-owners. For the years ended December 31, 2021 and 2020, patronage rebate expense amounted to $802,758 and $215,367, respectively.

N. ADVERTISING AND BUSINESS PROMOTION:

The Company follows the policy of charging the costs of advertising and business promotion to expense as incurred. For the years ended December 31, 2021 and 2020, advertising costs amounted to $1,184,404 and $1,060,945, respectively.

O. CHARITABLE CONTRIBUTIONS:

The Company makes charitable contributions to unrelated tax exempt organizations that promote Fair Trade Industry activities. For the years ended December 31, 2021 and 2020, charitable contributions amounted to $105,800 and $145,740, respectively.

P. OPERATING LEASES:

The Company leases distribution and retail space in Massachusetts, Minnesota, Ohio, Oregon, Washington and Wisconsin for terms in excess of one year. Rent expense for the years ended December 31, 2021 and 2020 amounted to $440,531 and $382,844, respectively.

The following is a schedule by years of the future minimum lease payments as of December 31,:

2022	$ 553,944
2023	385,766
2024	134,796
	$ 1,074,506

Q. GUARANTEE OF PRODUCER INDEBTEDNESS:

Shared Interest has committed up to $500,000 for advances directly to producers with contracts to sell coffee to the Company. These advances are limited to sixty percent of the contract price, with a maximum amount per producer of $135,000, and are available to producers up to ten months before coffee is delivered to the Company. The Company guarantees 25% of the producer advances made by Shared Interest. At December 31, 2021 and 2020, producer advances guaranteed by the Company amounted to $24,237 and to $152,531, respectively. During the years ended December 31, 2021 and 2020, the Company incurred losses of zero and $71,001, respectively, related to guaranteed producer advances.

R. RETIREMENT PLAN:

The Company sponsors a Safe Harbor 401(k) Retirement Plan for its eligible employees. To become eligible for the Plan, an employee must have completed one full year of continuous employment. For the years ended December 31, 2021 and 2020, the Company contributed 3% of each eligible employee's annual compensation. For the years ended December 31, 2021 and 2020, the Company's contribution to this plan totaled $211,562 and $233,769, respectively. These amounts are included in Payroll Taxes and Employee Benefits.

S. MAJOR CUSTOMER:

For the years ended December 31, 2021 and 2020, the Company had one major customer, to which sales accounted for approximately 12% and 13% of the Company's revenue, respectively. At December 31, 2021 and 2020, accounts receivable from this customer represented approximately 9% and 12% respectively, of the total accounts receivable balance.

T. SUBSEQUENT EVENTS:

Management has evaluated events occurring after the consolidated balance sheet date through April 26, 2022, the date in which the consolidated financial statements were available to be issued.

On January 30, 2020, the World Health Organization declared COVID-19 a public health emergency. The declaration has a potential impact on the Company and its customers from production delays, contract stoppages or decreases, and other. Significant work stoppages and an economic slowdown has impacted not only the United States, but the worldwide economy. Management is unable to estimate the impact that this public health emergency will have on the Company's financial position or its operating results and accordingly, no adjustments have been made to the accompanying consolidated financial statements.



LMHS, P.C.
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTARY INFORMATION

To The Stockholders
Equal Exchange, Inc.
West Bridgewater, Massachusetts

We have audited the consolidated financial statements of Equal Exchange, Inc. and Subsidiaries as of and for the years ended December 31, 2021 and 2020, and have issued our report thereon dated April 26, 2022, which contained an unmodified opinion on those consolidated financial statements. Our audits were performed for the purpose of forming an opinion on the consolidated financial statements as a whole.

The supplementary information is presented for the purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

LMHS, P.C.

LMHS, P.C.
Norwell, Massachusetts

April 26, 2022

80 Washington Street, Building S, Norwell, Massachusetts 02061   (781) 878-9111   FX (781) 878-3666   www.lmhspc.com

EQUAL EXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 2021

	EQUAL EXCHANGE, INC.	OKE USA FRUIT COMPANY	EE WHOLESALE (UK) LTD	CONSOLIDATING ENTRIES	CONSOLIDATED BALANCE SHEET
ASSETS					
CURRENT ASSETS:					
Cash	$ 1,610,160	$ 750,999	$ 175,727	$ -	$ 2,536,886
Accounts Receivable, Net	3,761,262	871,011	230,273	-	4,862,546
Inventory, Net	24,969,329	513,491	330,865	-	25,813,685
Prepaid Corporate Income Taxes	-	83,998	-	-	83,998
Prepaid Expenses and Other	882,057	12,715	14,390	-	909,162
Deferred Income Taxes	382,000	-	-	-	382,000
	31,604,808	2,232,214	751,255	-	34,588,277
PROPERTY AND EQUIPMENT:					
Land	502,688	-	-	-	502,688
Building and Improvements	6,098,851	-	-	-	6,098,851
Coffee Roasting and Packaging Equipment	6,644,547	-	-	-	6,644,547
Furniture, Fixtures, Equipment and Software	4,745,844	111,450	3,223	-	4,860,517
	17,991,930	111,450	3,223	-	18,106,603
Accumulated Depreciation	(11,894,483)	(22,290)	(3,223)	-	(11,919,996)
	6,097,447	89,160	-	-	6,186,607
OTHER ASSETS:					
Investments, Net	2,210,370	-	-	(2,000,714)	209,656
Notes Receivable	575,000	-	-	(250,000)	325,000
	2,785,370	-	-	(2,250,714)	534,656
	$ 40,487,625	$ 2,321,374	$ 751,255	$ (2,250,714)	$ 41,309,540
LIABILITIES AND STOCKHOLDERS' EQUITY					
CURRENT LIABILITIES:					
Notes Payable - Lines of Credit	$ 96,947	$ -	$ -	$ -	$ 96,947
Current Portion of Long-Term Debt	711,242	250,000	-	(250,000)	711,242
Accounts Payable and Accrued Expenses	4,384,145	483,521	174,172	12,033	5,053,871
Corporate Income Taxes Payable	147,499	-	5,453	-	152,952
Patronage Rebates Payable	810,229	-	-	-	810,229
	6,150,062	733,521	179,625	(237,967)	6,825,241
LONG-TERM LIABILITIES:					
Long-Term Debt, Net of Current Portion, Net of Unamortized Debt Issuance Costs	6,536,596	-	310,244	(310,244)	6,536,596
Deferred Income Taxes	1,100,000	-	-	-	1,100,000
	7,636,596	-	310,244	(310,244)	7,636,596
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	-	-	-	146,736	146,736
STOCKHOLDERS' EQUITY:					
Class A Shares	-	580,639	-	(580,639)	-
Class B Shares	-	175,000	-	(175,000)	-
Class C Shares	-	27,000	-	(27,000)	-
Preferred Stock	17,322,012	-	-	-	17,322,012
Common Stock	387,528	-	90,239	(90,239)	387,528
Less: Subscriptions Receivable	(24,028)	-	-	-	(24,028)
Retained Earnings	9,036,571	805,214	166,126	(971,340)	9,036,571
Accumulated Other Comprehensive Income (Loss)	(21,116)	-	5,021	(5,021)	(21,116)
	26,700,967	1,587,853	261,386	(1,849,239)	26,700,967
	$ 40,487,625	$ 2,321,374	$ 751,255	$ (2,250,714)	$ 41,309,540

See Independent Auditors' Report on Supplementary Information

EQUAL EXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF EARNINGS
YEAR ENDED DECEMBER 31, 2021

	EQUAL EXCHANGE, INC.	OKE USA FRUIT COMPANY	EE WHOLESALE (UK) LTD	CONSOLIDATING ENTRIES	CONSOLIDATED EARNINGS
NET SALES	$ 54,962,647	$ 15,118,023	$ 2,002,326	$ -	$ 72,082,996
COST OF SALES:					
Purchases	34,497,075	11,456,902	1,573,095	-	47,527,072
Freight	3,329,130	2,790,404	127,061	-	6,246,595
Utilities	148,253	-	-	-	148,253
Warehouse Occupancy Costs	120,927	-	-	-	120,927
Depreciation	378,448	-	-	-	378,448
	38,473,833	14,247,306	1,700,156	-	54,421,295
GROSS PROFIT	16,488,814	870,717	302,170	-	17,661,701
OPERATING EXPENSES:					
Salaries and Wages	7,213,720	653,929	101,145	-	7,968,794
Payroll Taxes and Employee Benefits	2,192,633	161,352	8,948	-	2,362,933
Advertising and Business Promotion	1,139,164	21,057	24,183	-	1,184,404
Bad Debt Expense	14,186	23,266	-	-	37,452
Certification Fees	119,171	6,976	18,036	-	144,183
Charitable Contributions	105,800	-	-	-	105,800
Consulting Expense	-	24,606	-	-	24,606
Contracted Services	698,636	-	52,580	-	751,216
Credit Card Service Fees	279,133	8,460	-	-	287,593
General and Administrative	279,096	37,501	49,826	-	366,423
Insurance	207,123	16,882	7,196	-	231,201
Office Expense	229,203	53,616	-	-	282,819
Patronage Rebates	802,758	-	-	-	802,758
Payroll Processing Fees	27,042	3,023	-	-	30,065
Postage	113,154	1,105	-	-	114,259
Professional Fees	-	55,210	-	-	55,210
Real Estate Taxes	120,471	-	-	-	120,471
Rent	420,383	20,148	-	-	440,531
Repairs and Maintenance	899,791	-	-	-	899,791
Selling Expenses	126,737	-	-	-	126,737
Telephone	176,740	-	-	-	176,740
Utilities	157,528	-	-	-	157,528
Amortization	3,206	-	-	-	3,206
Depreciation	522,351	22,290	-	-	544,641
	15,848,026	1,109,421	261,914	-	17,219,361
EARNINGS (LOSS) FROM OPERATIONS	640,788	(238,704)	40,256	-	442,340
OTHER INCOME AND (EXPENSES):					
Gain (Loss) on Investment	2,022	-	-	-	2,022
Interest Income	52,056	400	-	-	52,456
Other Income	1,909,503	131,949	-	-	2,041,452
Equity in Earnings of Subsidiaries	(77,993)	-	-	77,993	-
Interest Expense	(381,275)	(12,646)	-	-	(393,921)
Gain (Loss) on Foreign Currency Transactions	-	-	(525)	-	(525)
	1,504,313	119,703	(525)	77,993	1,701,484
EARNINGS (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST	2,145,101	(119,001)	39,731	77,993	2,143,824
INCOME TAXES:					
Current	220,000	-	7,648	-	227,648
Deferred	(62,000)	-	-	-	(62,000)
	158,000	-	7,648	-	165,648
EARNINGS (LOSS) BEFORE MINORITY INTEREST	1,987,101	(119,001)	32,083	77,993	1,978,176
MINORITY INTEREST IN EARNINGS OF CONSOLIDATED SUBSIDIARIES	-	-	-	8,925	8,925
NET EARNINGS (LOSS)	$ 1,987,101	$ (119,001)	$ 32,083	$ 86,918	$ 1,987,101

See Independent Auditors' Report on Supplementary Information

21

EQUAL EXCHANGE, INC. AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION
YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
CONSOLIDATED SCHEDULES OF COST OF SALES:		
Purchases	$ 47,527,072	$ 50,778,763
Freight	6,246,595	6,226,428
Utilities	148,253	202,687
Warehouse Occupancy Costs	120,927	240,848
Depreciation	378,448	293,513
	$ 54,421,295	$ 57,742,239

	2021	2020
CONSOLIDATED SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES:		
Salaries and Wages	$ 7,968,794	$ 9,083,032
Payroll Taxes and Employee Benefits	2,362,933	2,559,429
Advertising and Business Promotion	1,184,404	1,060,945
Certification Fees	144,183	151,697
Charitable Contributions	105,800	145,740
Consulting Expense	24,606	7,644
Contracted Services	751,216	862,771
Credit Card Service Fees	287,593	285,730
General and Administrative	366,423	159,153
Insurance	231,201	163,869
Office Expense	282,819	254,763
Patronage Rebates	802,758	215,367
Payroll Processing Fees	30,065	32,710
Postage	114,259	26,783
Professional Fees	55,210	13,799
Real Estate Taxes	120,471	96,304
Rent	440,531	382,844
Repairs and Maintenance	899,791	724,485
Selling Expenses	126,737	112,108
Telephone	176,740	193,356
Utilities	157,528	136,391
Amortization	3,206	404
Depreciation	544,641	618,757
	$ 17,181,909	$ 17,288,081

See Independent Auditors' Report on Supplementary Information



EQUAL EXCHANGE, INC. AND SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2022 AND 2021

LMHS, P.C.
Certified Public Accountants and Advisors

EQUAL EXCHANGE, INC. AND SUBSIDIARIES
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
YEARS ENDED DECEMBER 31, 2022 AND 2021



LMHS, P.C.
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To The Stockholders
Equal Exchange, Inc.
West Bridgewater, Massachusetts

Opinion

We have audited the consolidated financial statements of Equal Exchange, Inc. and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of earnings, stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Equal Exchange, Inc. and Subsidiaries as of December 31, 2022 and 2021, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Equal Exchange, Inc. and Subsidiaries, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Equal Exchange, Inc. and Subsidiaries' ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Equal Exchange, Inc. and Subsidiaries' internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Equal Exchange, Inc. and Subsidiaries' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

LMHS, P.C.

LMHS, P.C.
Norwell, Massachusetts

April 26, 2023

EQUAL EXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2022 AND 2021

	2022	2021
ASSETS		
CURRENT ASSETS:		
Cash	$ 971,675	$ 2,536,886
Accounts Receivable, Net	4,238,069	4,862,546
Inventory, Net	28,215,072	25,813,685
Prepaid Corporate Income Taxes	89,634	83,998
Prepaid Expenses and Other	1,437,967	909,162
Deferred Income Taxes	345,000	382,000
	35,297,417	34,588,277
PROPERTY AND EQUIPMENT, NET	6,054,111	6,186,607
OTHER ASSETS:		
Right of Use Asset - Leases	76,305	-
Goodwill, Net	16,719	-
Investments, Net	407,076	209,656
Notes Receivable	325,000	325,000
	825,100	534,656
	$ 42,176,628	$ 41,309,540
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Notes Payable - Lines of Credit	$ 2,645,000	$ 96,947
Current Portion of Long-Term Debt	536,148	711,242
Current Portion of Lease Liability	62,844	-
Accounts Payable and Accrued Expenses	4,363,738	5,053,871
Corporate Income Taxes Payable	258,664	152,952
Patronage Rebates Payable	164,829	810,229
	8,031,223	6,825,241
LONG-TERM LIABILITIES:		
Long-Term Debt, Net of Current Portion, Net of Unamortized Debt Issuance Costs	6,621,189	6,536,596
Lease Liability, Net of Current Portion	13,461	-
Deferred Income Taxes	1,100,000	1,100,000
	7,734,650	7,636,596
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	146,737	146,736
STOCKHOLDERS' EQUITY:		
Preferred Stock	17,007,337	17,322,012
Common Stock	384,286	387,528
Less: Subscriptions Receivable	(32,396)	(24,028)
Retained Earnings	8,950,110	9,036,571
Accumulated Other Comprehensive Loss	(45,319)	(21,116)
	26,264,018	26,700,967
	$ 42,176,628	$ 41,309,540

See Notes to Consolidated Financial Statements

3

EQUAL EXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
NET SALES	$ 69,301,450	$ 72,082,996
COST OF SALES	51,082,779	54,421,295
GROSS PROFIT	18,218,671	17,661,701
OPERATING EXPENSES:		
Bad Debt Expense	24,313	37,452
General and Administrative Expenses	17,060,563	17,181,909
	17,084,876	17,219,361
EARNINGS FROM OPERATIONS	1,133,795	442,340
OTHER INCOME AND (EXPENSES):		
Gain (Loss) on Investment	48,620	2,022
Interest Income	89,822	52,456
Other Income	1,849	2,041,452
Interest Expense	(392,385)	(393,921)
Gain (Loss) on Foreign Currency Transactions	(260)	(525)
	(252,354)	1,701,484
EARNINGS BEFORE INCOME TAXES AND MINORITY INTEREST	881,441	2,143,824
INCOME TAXES:		
Current:		
Federal	40,000	-
State	229,828	227,648
	269,828	227,648
Deferred:		
Federal	13,000	(100,000)
State	24,000	38,000
	37,000	(62,000)
	306,828	165,648
EARNINGS BEFORE MINORITY INTEREST	574,613	1,978,176
MINORITY INTEREST IN EARNINGS OF CONSOLIDATED SUBSIDIARIES	(1)	8,925
NET EARNINGS	$ 574,612	$ 1,987,101

See Notes to Consolidated Financial Statements

4

EQUAL EXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2022 AND 2021

	Preferred Stock	Common Stock	Subscriptions Receivable	Retained Earnings	Accumulated Other Comprehensive Earnings	Total
Balance, January 1, 2021	$ 17,265,497	$ 456,359	$ (60,029)	$ 7,705,713	$ (8,938)	$ 25,358,602
Shares Issued	90,339	7,526	-	-	-	97,865
Dividends Reinvested	405,098	-	-	-	-	405,098
Shares Redeemed	(438,922)	(76,357)	-	-	-	(515,279)
Subscriptions Receivable	-	-	36,001	-	-	36,001
Comprehensive Income:						
Net Earnings	-	-	-	1,987,101	-	1,987,101
Other Comprehensive:						
Gain (Loss) on Foreign						
Currency Translation	-	-	-	-	(12,178)	(12,178)
Comprehensive Income:	-	-	-	1,987,101	(12,178)	1,974,923
Dividends to Stockholders	-	-	-	(656,243)	-	(656,243)
Balance, December 31, 2021	17,322,012	387,528	(24,028)	9,036,571	(21,116)	26,700,967
Shares Issued	392,007	40,250	-	-	-	432,257
Dividends Reinvested	407,003	-	-	-	-	407,003
Shares Redeemed	(1,113,685)	(43,492)	-	-	-	(1,157,177)
Subscriptions Receivable	-	-	(8,368)	-	-	(8,368)
Comprehensive Income:						
Net Earnings	-	-	-	574,612	-	574,612
Other Comprehensive:						
Gain (Loss) on Foreign						
Currency Translation	-	-	-	-	(24,203)	(24,203)
Comprehensive Income:	-	-	-	574,612	(24,203)	550,409
Dividends to Stockholders	-	-	-	(661,073)	-	(661,073)
Balance, December 31, 2022	$ 17,007,337	$ 384,286	$ (32,396)	$ 8,950,110	$ (45,319)	$ 26,264,018

See Notes to Consolidated Financial Statements

5

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Earnings	$ 574,612	$ 1,987,101
Noncash Items Included in Net Earnings:		
Deferred Income Taxes	37,000	(62,000)
Depreciation and Amortization	734,859	926,295
Interest Expense	-	39,430
Gain on Extinguishment of Debt	-	(2,041,452)
(Increase) Decrease in:		
Accounts Receivable, Net	624,477	1,055,491
Inventory, Net	(2,401,387)	2,108,799
Prepaid Corporate Income Taxes	(5,636)	(83,998)
Prepaid Expenses and Other	(528,805)	281,912
Notes Receivable	-	35,000
Increase (Decrease) in:		
Accounts Payable and Accrued Expenses	(690,133)	1,215,063
Corporate Income Taxes Payable	105,712	(179,476)
Patronage Rebates Payable	(645,400)	592,104
	(2,194,701)	5,874,269
CASH FLOWS FROM INVESTING ACTIVITIES:		
Additions to Property and Equipment	(600,894)	(201,716)
Book Value of Property and Equipment Disposed, Net	-	98,276
Addition to Goodwill	(18,188)	-
(Increase) Decrease in Investments, Net	(197,420)	5,000
	(816,502)	(98,440)
CASH FLOWS FROM FINANCING ACTIVITIES:		
New Borrowings:		
Notes Payable - Lines of Credit	8,942,000	10,346,966
Long-Term Debt	35,000	-
Debt Reduction:		
Notes Payable - Lines of Credit	(6,393,947)	(13,396,050)
Long-Term Debt	(125,501)	(853,066)
Increase (Decrease) in Minority Interest	1	(5,497)
Proceeds From Common Stock Subscriptions	31,882	43,527
Proceeds From Issuance of Preferred Stock	392,007	90,339
Proceeds From Dividend Reinvestment in Preferred Stock	407,003	405,098
Redemption of Preferred Stock	(1,113,685)	(438,922)
Redemption of Common Stock	(43,492)	(76,357)
Preferred Stock Dividend Paid	(661,073)	(656,243)
Change in Foreign Currency Translation	(24,203)	(12,178)
	1,445,992	(4,552,383)
NET INCREASE (DECREASE) IN CASH	(1,565,211)	1,223,446
CASH - BEGINNING	2,536,886	1,313,440
CASH - ENDING	$ 971,675	$ 2,536,886

See Notes to Consolidated Financial Statements

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2022		2021	
Cash Paid During The Year For:				
Interest	$	392,385	$	315,061
Income Taxes	$	169,752	$	491,122
Schedule of Noncash Investing Transactions:				
Investment Loss on Foreign Currency Translation	$	(24,203)	$	(12,178)
Right of Use Asset - Leases	$	141,027	$	-
Assumed Lease Liability		(141,027)		-
	$	-	$	-

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. Principles of Consolidation - The consolidated financial statements include the accounts of Equal Exchange, Inc., its majority-owned subsidiary OKE USA Fruit Company, and its wholly-owned subsidiary EE Wholesale (UK) LTD (the Company). All significant intercompany transactions and balances have been eliminated in these consolidated financial statements.

2. Organization - Equal Exchange, Inc. was organized under the General Laws of the Commonwealth of Massachusetts as a worker cooperative and commenced operations in 1986. All voting stock is owned by employees of Equal Exchange, Inc., each of whom is limited to one share. Equal Exchange, Inc. distributes a portion of its annual profits to the worker-owners as a patronage rebate. Worker-owners may decide to extend membership to an employee after one year of service. Equal Exchange, Inc. also offers non-voting preferred stock, which pays a variable, noncumulative annual dividend, targeted at five percent of the value of the preferred stock.

   OKE USA Fruit Company was incorporated under the laws of the state of Delaware on May 18, 2006.

   EE Wholesale (UK) LTD was incorporated under the laws of the Registrar of Companies for England and Wales on April 24, 2017.

3. Operations - Equal Exchange, Inc. is engaged in the manufacturing and distribution of coffee, tea, cocoa, chocolate, and related products nationally, with its main office located at 50 United Drive, West Bridgewater, Massachusetts. Equal Exchange, Inc. was formed to establish equitable trade relationships between small farmers around the world and U.S. consumers. Equal Exchange, Inc. buys green coffee beans directly from farmers' cooperatives and imports the coffee to the United States. Equal Exchange, Inc. pays a price that covers the cost of production, provides farmers a living wage, and includes a social premium to the cooperative, in accordance with internationally established fair trade practices. Tea, cocoa, and chocolate are also purchased according to fair trade practices. Equal Exchange, Inc. performs coffee roasting and packaging production at its West Bridgewater, Massachusetts facility. In addition, Equal Exchange, Inc. contracts for coffee roasting, cocoa, and chocolate manufacturing and product packaging, and sells and distributes its products nationally through distributors, retail stores, restaurants, and solidarity organizations. To better serve its customers, Equal Exchange, Inc. purchases and loans coffee grinders, brewers, and retail display equipment to its customers.

   OKE USA Fruit Company wholesales produce to customers in the United States while establishing a model for international trade that fosters farmer ownership, fair trade practices, and environmental protection.

   EE Wholesale (UK) LTD is based in the UK and is focused on maintaining relationships with small farmer cooperatives while trying to build demand for authentic fair trade in a country where the concept has been taken over by large players. EE Wholesale (UK) LTD is concentrating on selling to independent natural food stores and small chains.

4. Functional Currency Translation - The functional currency of EE Wholesale (UK) LTD is the Pound Sterling (£). The assets and liabilities of the UK subsidiary are translated at year-end rates of exchange, and the consolidated statements of earnings and comprehensive income (loss) accounts are translated at weighted-average rates of the exchange for the period. The resulting translation adjustments are reported as a component of accumulated other comprehensive income within stockholders' equity. Net foreign currency translation gains/(losses) included in the consolidated statements of earnings and comprehensive income (loss) amounted to ($24,203) and ($12,178) for the years ended December 31, 2022 and 2021, respectively.

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

5. Method of Accounting - The Company's policy is to prepare its consolidated financial statements on the accrual method of accounting whereby revenues are recognized when earned and expenses are recognized when incurred. This method of accounting conforms to generally accepted accounting principles.

6. Concentration of Credit Risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of deposits in excess of federally insured limits, accounts receivable, and credit guarantees for certain vendors. These risks are managed by maintaining all deposits in high quality financial institutions, obtaining signed sales orders, and/or establishing credit limits with all customers, and obtaining signed contracts with vendors. Management believes that the Company is not exposed to any significant credit risk as a result of these credit concentrations.

7. Cash and Cash Equivalents - For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

8. Inventory - Inventories are stated at the lower of cost (first-in, first-out) or market.

9. Property and Equipment - Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred whereas major betterments are capitalized. Depreciation is computed using the straight-line method over three to thirty-nine years.

10. Intangible Assets - Intangible assets subject to amortization include capitalized software and development costs, all of which are amortized using the straight-line method over seven to ten years.

11. Revenue and Cost Recognition - In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue From Contracts with Customers ("ASU 2014-09"), which is aimed at creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards ("IFRS"). This new guidance provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue guidance issued by the FASB. ASU 2014-09 also requires both qualitative and quantitative disclosures, including descriptions of performance obligations.

Effective January 1, 2019, the Company adopted ASU 2014-09 and all related amendments ("ASC 606") and applied its provisions to all uncompleted contracts using the modified retrospective basis. The application of this new revenue recognition standard resulted in no adjustment to the opening balance of retained earnings.

Performance Obligations - Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Product Sales - The Company is engaged in the manufacturing and distribution of coffee, tea, cocoa, chocolate, and related products. Revenue on the sale of these products is recognized when orders are shipped.

The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2022:

Performance Obligations Satisfied at a Point in Time	$ 69,301,450
Performance Obligations Satisfied Over Time	-
Total Revenue	$ 69,301,450

12. Fair Value of Financial Instruments - The Company's financial instruments include cash and cash equivalents, accounts receivable, notes receivable, accounts payable, accrued expenses, notes payable, and long-term debt. The recorded values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and notes payable approximate their fair values based on their short-term nature. The recorded values of notes receivable and long-term debt approximate their fair values, as current interest rates approximate market rates.

13. Freight - The Company includes freight in as a component of inventory and freight out as part of cost of sales.

14. Income Taxes - The Company exists, for income tax purposes, as three separate entities: Equal Exchange, Inc., OKE USA Fruit Company, and EE Wholesale (UK) LTD. Federal and state income taxes are provided based upon earnings and tax rates applicable to the Company using the method of accounting described above.

EE Wholesale (UK) LTD is obliged to file income tax returns within the United Kingdom.

Deferred income taxes are provided for differences in timing in reporting income for consolidated financial statement and tax purposes arising principally from differences in the methods of accounting for allowances for bad debts, accrued absences, and depreciation. Bad debts are reported for tax purposes on the direct write-off method and for consolidated financial statement purposes on the allowance method. Accrued absences are reported for tax purposes on the cash method and for consolidated financial statement purposes on the accrual method. Depreciation is reported for tax purposes over shorter periods of time and at a more accelerated rate than the method for consolidated financial statement purposes. Deferred tax assets and liabilities are classified as current or non-current in the accompanying consolidated balance sheets, based upon classification of the related asset or liability.

15. Uncertainty In Income and Other Taxes - The Company adopted the standards for *Accounting for Uncertainty in Income Taxes* (income, sales, use, and payroll), which requires the Company to report any uncertain tax positions and to adjust its consolidated financial statements for the impact thereof. As of December 31, 2022 and 2021, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files tax and information returns in the United States Federal, Massachusetts and other state jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

A. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)**

16. General and Administrative Expenses - These expenses are charged to operations as incurred and are not allocated to cost of sales.

17. Use of Estimates - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

18. Patronage Rebates - The By-Laws of Equal Exchange, Inc. require it to make a patronage rebate to each worker-owner, based on its current year profit. Accordingly, the Company accounts for patronage rebates as an increase in operating expenses in the current year.

19. Debt Issuance Costs - The Company has adopted the requirements in FASB ASC 835-30 to present debt issuance costs as a reduction on the carrying amount of the debt rather than as an asset. The costs are amortized using the interest method over the life of the debt. Amortization of debt issuance costs for the years ended December 31, 2022 and 2021 was zero and $13,731, respectively, and is reported in interest expense on the consolidated statements of earnings.

20. New Accounting Standard Adopted - Effective January 1, 2022, the Company adopted Accounting Standards Update (ASU) 2016-02, *Leases* (ASC Topic 842) and subsequent amendments. ASC 842 affects all companies that enter into lease arrangements, with certain exclusions under limited scope limitations. Under ASU 2016-02, an entity recognizes right-of-use assets and lease obligations on its balance sheet for all leases with a lease term of more than 12 months. Short-term rentals under year-to-year leases or remaining lease terms of 12 months or less are exempt from being capitalized.

In adopting the new lease standard, the Company elected to use a transition method under which existing leases were measured and capitalized as of the date of adoption, January 1, 2022, in lieu of applying the standard retrospectively to January 1, 2021. Consequently, the 2021 consolidated financial statements and disclosures do not reflect the effects of implementing the new lease standard.

Additionally, as part of the implementation, the Company elected to use a package of optional practical expedients which permit the Company to avoid reassessing previous lease identifications within contracts, the existence of initial direct costs, and the lease classifications of any expired and existing leases. Moreover, in accordance with the expedients, all leases classified as operating leases under previous U.S. Generally Accepted Accounting Principles (U.S. GAAP) are automatically classified as operating leases under the new standard, and all leases previously classified as capital leases are recorded as finance leases.

Leases recognized under the new standard include leases that were not capitalized under previous U.S. GAAP, as well as certain other leases that were capitalized based on different GAAP criteria.

On January 1, 2022, the Company recorded on its consolidated balance sheet a right-of-use asset and lease obligation for operating leases in the amount of $141,027.

21. Lease Policies - The new standard requires that leases with a lease term of more than 12 months be classified as either finance or operating leases. Leases are classified as finance leases when the Company expects to consume a major part of the economic benefits of the leased assets over the remaining lease term. Conversely, the Company is not expected to consume a major part of the economic benefits of assets classified as operating leases. The Company has made a policy election not to capitalize certain short-term leases with a lease term of 12 months or less.

A. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)**

The lease classification affects both the pattern and presentation of expense recognized in the consolidated statement of earnings, the categorization of assets and liabilities in the consolidated balance sheet, and classification of cash flows in the consolidated statement of cash flows.

For finance leases, total lease cost is recorded on an accelerated basis and consists of two components; amortization expense related to the write-off of right-of-use assets, and interest expense from lease obligations. Interest expense is recorded using the effective interest method and right-of-use assets are amortized on a straight-line basis over the remaining lease term. For operating leases, total lease cost is measured and recorded on a straight-line basis over the lease term.

Non-lease components, such as common area maintenance (CAM) charges, are separated from lease components based on the terms of the related lease. Variable lease components consist of real estate taxes and insurance charges related to the real estate lease, and are recorded as lease expense as incurred.

Lease obligations are measured and recorded at the present value of future lease payments using a discount rate. The Company has made an accounting policy election to use a risk-free rate as the discount rate in measuring its lease obligations. Under this election, the risk-free rate used is the rate for a United States Treasury instrument with a term consistent with the remaining lease term of a applicable lease. This election is made for all real estate leases.

The Company has elected to use a portfolio approach to apply a single incremental borrowing rate of 4% on its real estate leases. Right-of-use assets are generally measured and recorded at the sum of the lease obligation, any initial direct costs to consummate the lease, and any lease payments made on or before the commencement date.

B. **ALLOWANCE FOR DOUBTFUL ACCOUNTS:**

The Company utilizes the allowance method to account for uncollectible accounts receivable balances. Under the allowance method, an estimate of uncollectible customer balances is made based on the Company's prior history and other factors such as the credit quality of the customer and economic conditions of the market. Based on these factors, at December 31, 2022 and 2021, there was an allowance for doubtful accounts of $200,000.

C. **INVENTORY, NET:**

Inventory consists of the following as of December 31.:

	2022	2021
Unprocessed green coffee beans, bananas and avocados	$ 11,867,619	$ 12,037,487
Processed coffee, tea, cocoa, chocolate, snacks and supplies	16,617,933	13,850,756
Less: Obsolescence Reserve	(270,480)	(74,558)
	$ 28,215,072	$ 25,813,685

D. **PROPERTY AND EQUIPMENT, NET:**

Property and Equipment consists of the following as of December 31.:

	2022	2021
Land	$ 502,688	$ 502,688
Building and Improvements	6,098,851	6,098,851
Coffee Roasting and Packaging Equipment	6,671,157	6,644,547
Furniture, Fixtures, Equipment and Software	5,231,682	4,860,517
	18,504,378	18,106,603
Accumulated Depreciation	(12,450,267)	(11,919,996)
	$ 6,054,111	$ 6,186,607

E. GOODWILL, NET:

Goodwill consists of the following as of December 31,:

	2022	2021
Goodwill, Net of Accumulated Amortization of $1,469 and zero in 2022 and 2021, respectively.	$ 16,719	$ -

During 2022, the Company acquired certain assets of a company including fixed assets and inventory. The asset purchase price was $181,725 of which $121,115 was allocated to fixed assets, $42,448 was allocated to inventory, and $18,188 was allocated to goodwill. Goodwill will be amortized on a straight-line basis over ten years.

F. INVESTMENTS, NET:

The Company holds investments in various other similar, fair-trade or socially conscious organizations. All investments are carried at the lower of cost or estimated market value. Investments consist of the following at December 31,:

	2022	2021
Liberation Foods. Community Interest Company. UK	$ 1,360	$ 1,360
CERO Cooperative, Inc. - 200 Preferred Shares	5,000	5,000
National Cooperative Bank N. A., Federal Savings Bank - 220 Shares Class B	21,997	21,997
Real Pickles Co-op - Preferred Stock	5,000	5,000
LaSiembra - 11,843 Shares Class A and 782 Shares Class C	212,323	192,323
Dorchester Food Coop	10,000	10,000
STARTCOOP LCA	5,000	5,000
First Field LLC	177,420	-
General Reserve	(31,024)	(31,024)
	$ 407,076	$ 209,656

G. NOTES RECEIVABLE:

Notes Receivable consist of the following at December 31,:

	2022	2021
6.00% Promissory Note Receivable - La Siembra: Interest only payments to July, 2025. This note is collateralized by certain intellectual property of the borrower.	$ 325,000	$ 325,000

13

H. NOTES PAYABLE - LINES OF CREDIT:

Equal Exchange, Inc. has a $550,000 unsecured rolling credit facility with Shared Interest, a socially responsible organization based in the United Kingdom. The purpose of this credit facility is to finance purchases from small farmer associations approved by Shared Interest. Under the terms of this credit facility, Shared Interest pays producers for coffee shipped to the Company. The Company is required to repay Shared Interest in full within five months following the settlement date. Advances bear interest at the borrowing rate of Shared Interest, plus one percent, 7.75% and 7.75% at December 31, 2022 and 2021, respectively. This credit facility may be terminated upon 180 days' notice. At December 31, 2022 and 2021, the outstanding balances on this rolling credit facility amounted to zero and $96,947, respectively.

Equal Exchange, Inc. had a $500,000 secured line of credit with Eastern Bank. The line of credit bears interest at the bank's prime lending rate and is secured by certificates of deposit held by Eastern Bank that are owned by individuals and institutions affiliated with the Company. The Company can borrow up to ninety percent of the face value of the certificates of deposit. During 2021, the line of credit was closed. At December 31, 2022 and 2021, there were no borrowings on this line of credit.

Equal Exchange, Inc. has a $1,500,000 line of credit with National Cooperative Bank N. A. This line of credit bears interest at the bank's prime rate plus fifty basis points and is secured by accounts receivable. At December 31, 2022 and 2021, there were no borrowings on this line of credit.

Equal Exchange, Inc. has a $5,000,000 line of credit with Eastern Bank. This line of credit bears interest at the bank's prime lending rate and is secured by the Company's inventory. At December 31, 2022 and 2021, the outstanding balances on this line of credit amounted to $2,645,000 and zero, respectively.

OKE USA Fruit Company has a $500,000 line of credit with Eastern Bank. This line of credit bears interest at the bank's base rate and is secured by substantially all assets of OKE USA Fruit Company. At December 31, 2022 and 2021, there were no borrowings on this line of credit.

I. LONG-TERM DEBT:

Long-Term Debt consists of the following at December 31,:

	2022	2021
4.50% Note Payable - Twin Pines Cooperative Foundation: Due in annual interest-only payments with a balloon payment due May, 2023.	$ 100,000	$ 100,000
4.50% Note Payable - Cooperative Fund of NE: Due in annual interest-only payments with a balloon payment due April, 2024.	500,000	500,000
5.00% Note Payable - Twin Pines Cooperative Foundation: Due in annual interest-only payments with a balloon payment due May, 2024.	100,000	100,000
4.50% Mortgage Note Payable - RSF Social Enterprise: Due in monthly installments of $11,254 including interest through June, 2024.	1,575,392	1,637,563

I. LONG-TERM DEBT: (Continued)

		2022	2021
4.14%	Note Payable - Eastern Bank: Due in monthly installments of $10,220 including interest through June, 2027.	536,945	600,275
3.00% to 5.00%	Notes Payable - Various Individuals and Institutions: Due in annual or semi-annual interest-only payments, with balloon payments due at varying maturity dates through December, 2027.	1,345,000	1,310,000
3.00%	Note Payable - DCS Trust: Due in annual interest-only payments with a balloon payment due March, 2035.	3,000,000	3,000,000
		7,157,337	7,247,838
	Current Portion	(536,148)	(711,242)
	Long-Term Debt, Net of Unamortized Debt Issuance Costs	$ 6,621,189	$ 6,536,596

On April 15, 2020, the Company received loan proceeds from Eastern Bank in the amounts of $1,885,308 and $130,445 under the Paycheck Protection Program ("PPP"). On July 21, 2021 and June 4, 2021, the Company was granted forgiveness from the Small Business Administration (SBA) for the full loan balances of $1,885,308 and accrued interest of $24,195 and $130,445 and accrued interest of $1,504, respectively. The SBA has remitted the payments noted above for forgiveness to Eastern Bank. In accordance with ASC 470, Debt, the forgiven debt was recorded as a gain on extinguishment of debt, and was presented in the other income section of the consolidated statements of earnings for the year ended December 31, 2021.

The following is a schedule by years of the aggregate maturities of indebtedness at December 31.:

2023	$ 536,148
2024	2,594,118
2025	702,090
2026	80,824
2027 and Thereafter	3,244,157
	$ 7,157,337

J. LEASE OBLIGATIONS:

The Company leases distribution space in Massachusetts. The terms of the lease provide for monthly base rent payments over three years in amount of $1,900 through February 2024.

The Company leases distribution space in California. The terms of the lease provide for monthly base rent payments over three years in amounts ranging from $1,877 to $1,992 through April 2024.

The Company leases distribution space in Ohio. The terms of the lease provide for monthly base rent payments over three years in amount of $1,100 through May 2024.

In addition, the Company has various leases with lease terms of less than 12 months. Total rent expense for the years ended December 31, 2022 and 2021 amounted to $440,531 and $382,844, respectively.

J. LEASE OBLIGATIONS: (Continued)

The following is a schedule by years of the future minimum rental payments as of December 31.:

2023	$	64,674
2024		37,968
		102,642
Less effects of present value		(26,337)
Lease obligations recorded at December 31, 2022		76,305
Less current portion		(62,844)
Long-term lease obligations	$	13,461

K. MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES:

An ownership interest of 7.5% in the subsidiaries is held by unrelated parties. This interest, reflected on the consolidated balance sheets as a separate line item, is the summation of the net investments made by these unrelated parties plus their proportionate share of the inception-to-date earnings and loss, and is not necessarily reflective of its market value.

L. CAPITAL STRUCTURE:

1. Preferred Stock

The Company has a single class of non-voting Class B preferred stock. These shares have a par value of $1 and a face value of $27.50, and are sold to individuals and organizations. The Company pays annual cash dividends, targeted at five percent of the face value of the preferred stock. The actual amount is declared annually by the Board of Directors based on Company performance. The dividend is non-cumulative. The preferred shares have a dissolution preference equal to their face value.

Stockholders owning preferred stock may, beginning two years after the original purchase date, sell their preferred stock back to the Company in accordance with the following schedule:

After year 2 - at 70% of face value
After year 3 - at 80% of face value
After year 4 - at 90% of face value
After year 5 - at 100% of face value

In 2014, the Board of Directors authorized and approved a Private Placement in which the corporation intended to raise up to $5,000,000 through the sale of Class B Preferred Stock. Although there were no offerings in place during these periods, the Company did record the following transactions in 2022: Issued 14,800 shares valued at $407,003 in reinvested dividends and converted fifty percent of its Patronage distribution to 14,255 shares valued at $392,007. During 2021, the Company recorded the following transactions: Issued 14,731 shares valued at $405,098 in reinvested dividends and converted fifty percent of its Patronage distribution to 3,285 shares valued at $90,339. Redemptions for 2022 and 2021 were 40,507 shares valued at $1,113,685 and 15,961 shares valued at $438,922, respectively.

All stock subscription agreements referred to above were executed in accordance with the rules and regulations under Section 3(b) of Regulation D, Rule 506 of the Securities and Exchange Commission pursuant to the Securities Act of 1933.

The Company has the option of making the redemptions described above by converting the preferred shares to five-year, five percent promissory notes.

L. **CAPITAL STRUCTURE**: (Continued)

If at any time the debt-to-equity ratio of the Company (defined as the Company's total liabilities divided by the Company's total stockholders' equity) exceeds 2:1, the Board of Directors may postpone or refuse a request for redemption. In addition, if at any time the Board of Directors determines that a requested redemption would impair the ability of the Company to operate effectively, the Board of Directors may limit, postpone or refuse the requested redemption.

The face value of preferred stock, eligible for redemption under the terms described above, are as follows for the year ending December 31,:

2023	$ 160,959
2024	102,553
2025	37,006
2026	26,445
2027 and Thereafter	345,031
	$ 671,994

2. Common Stock

The Company has a single class of voting Class A common stock, referred to as membership shares. Class A common shares have a $1 par value and are sold at a price equal to $2,000 per share, plus inflation since 1990. In 2022 and 2021, the price per share was $4,025 and $3,842, respectively. After one year's service, and absent denial of membership by 20% of the existing members, employees of the Company may purchase one membership share. No individual may own more than one membership share. No dividends are paid on these shares, but the employees who hold them are eligible for patronage rebates.

3. Common Stock Subscriptions Receivable

Members usually choose to pay for their membership share through payroll deductions over several years. The Company issues the membership share immediately and credits the common stock account for the full issue price of the share; unpaid amounts due from the member are recorded as Common Stock Subscriptions Receivable, which are separately reflected as a reduction to Stockholders' Equity.

4. Preferred Stock Transactions

	# of Shares	Par Value	Premium Over Par Value	Total Paid In on Preferred Stock
Balance, December 31, 2020	627,836	$ 627,836	$ 16,637,661	$ 17,265,497
Shares issued for cash	3,285	3,285	87,054	90,339
Dividends Reinvested	14,731	14,731	390,367	405,098
Shares Redeemed and Other Adjustments	(15,961)	(15,961)	(422,961)	(438,922)
Balance, December 31, 2021	629,891	$ 629,891	$ 16,692,121	$ 17,322,012
Shares issued for cash	14,255	14,255	377,752	392,007
Dividends Reinvested	14,800	14,800	392,203	407,003
Shares Redeemed and Other Adjustments	(40,497)	(40,497)	(1,073,188)	(1,113,685)
Balance December 31, 2022	618,449	$ 618,449	$ 16,388,888	$ 17,007,337

L. CAPITAL STRUCTURE: (Continued)

The Board of Directors has authorized and the articles have been amended to increase the number of both common and preferred shares to 500 and 9,999,500, respectively.

5. Common Stock Transactions

	# of Shares		Par Value		Premium Over Par Value		Total Paid In on Common Stock
Balance, December 31, 2020	140	$	140	$	456,219	$	456,359
Shares issued for subscriptions receivable	3		3		7,523		7,526
Shares redeemed for cash	(24)		(24)		(76,333)		(76,357)
Balance, December 31, 2021	119	$	119	$	387,409	$	387,528
Shares issued for subscriptions receivable	10		10		40,240		40,250
Shares redeemed for cash	(13)		(13)		(43,479)		(43,492)
Balance, December 31, 2022	116	$	116	$	384,170	$	384,286

M. INCOME TAXES:

The Company accounts for income taxes in accordance with FASB ASC 740, whereby deferred taxes are provided for temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. Deferred taxes relate primarily to differences in calculating depreciation on fixed assets and the timing of deductibility of certain other operating expenses.

N. PATRONAGE REBATES:

The By-Laws of Equal Exchange, Inc. require it to make an annual patronage rebate to each worker-owner. The patronage rebate is calculated at forty percent of the net profit or loss, after state income taxes and preferred stock dividend payments, but before charitable donations and federal income taxes. The rebate is then adjusted to reflect the ratio of hours worked by worker-owners to hours worked by all employees. Each year, the Board of Directors determines the allocation of the patronage rebate between payments in cash versus deferral held in the worker-owners' capital accounts, subject to a requirement that at least twenty percent be paid in cash. Profits not paid as dividends on preferred stock or as patronage rebates are retained to capitalize the business, and are not allocated to any individual worker-owners. For the years ended December 31, 2022 and 2021, patronage rebate expense amounted to $164,829 and $802,758, respectively.

O. ADVERTISING AND BUSINESS PROMOTION:

The Company follows the policy of charging the costs of advertising and business promotion to expense as incurred. For the years ended December 31, 2022 and 2021, advertising costs amounted to $1,304,899 and $1,184,404, respectively.

P. CHARITABLE CONTRIBUTIONS:

The Company makes charitable contributions to unrelated tax exempt organizations that promote Fair Trade Industry activities. For the years ended December 31, 2022 and 2021, charitable contributions amounted to $108,800 and $105,800, respectively.

Q. GUARANTEE OF PRODUCER INDEBTEDNESS:
Shared Interest has committed up to $550,000 for advances directly to producers with contracts to sell coffee to the Company. These advances are limited to sixty percent of the contract price, with a maximum amount per producer of $135,000, and are available to producers up to ten months before coffee is delivered to the Company. The Company guarantees 100% of the producer advances made by Shared Interest. At December 31, 2022 and 2021, producer advances guaranteed by the Company amounted to zero and $24,237, respectively. During the years ended December 31, 2022 and 2021, the Company did not incur losses related to guaranteed producer advances.

R. RETIREMENT PLAN:
The Company sponsors a Safe Harbor 401(k) Retirement Plan for its eligible employees. To become eligible for the Plan, an employee must have completed one full year of continuous employment. For the years ended December 31, 2022 and 2021, the Company contributed 3% of each eligible employee's annual compensation. For the years ended December 31, 2022 and 2021, the Company's contribution to this plan totaled $202,312 and $211,562, respectively. These amounts are included in Payroll Taxes and Employee Benefits.

S. MAJOR CUSTOMER:
For the year ended December 31, 2022 the Company had no major customers.

For the year ended December 31, 2021, the Company had one major customer, to which sales accounted for approximately 12% of the Company's revenue. At December 31, 2021, accounts receivable from this customer represented approximately 9% of the total accounts receivable balance.

T. SUBSEQUENT EVENTS:
Management has evaluated events occurring after the consolidated balance sheet date through April 26, 2023, the date in which the consolidated financial statements were available to be issued. No material events have been identified which would require disclosure.



LMHS, P.C.
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To The Stockholders
Equal Exchange, Inc.
West Bridgewater, Massachusetts

We have audited the consolidated financial statements of Equal Exchange, Inc. and Subsidiaries as of and for the years ended December 31, 2022 and 2021, and have issued our report thereon dated April 26, 2023, which contained an unmodified opinion on those consolidated financial statements. Our audits were performed for the purpose of forming an opinion on the consolidated financial statements as a whole.

The supplementary information is presented for the purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

LMHS, P.C.

LMHS, P.C.
Norwell, Massachusetts

April 26, 2023

	2022	2021
CONSOLIDATED SCHEDULES OF COST OF SALES:		
Purchases	$ 43,196,439	$ 47,527,072
Freight	7,141,176	6,246,595
Other Direct Costs	222,945	-
Packaging and Relabeling	16,581	-
Utilities	200,106	148,253
Warehouse Occupancy Costs	103,093	120,927
Depreciation	202,439	378,448
	$ 51,082,779	$ 54,421,295

	2022	2021
CONSOLIDATED SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES:		
Salaries and Wages	$ 8,317,565	$ 7,968,794
Payroll Taxes and Employee Benefits	2,381,973	2,362,933
Advertising and Business Promotion	1,304,899	1,184,404
Certification Fees	120,401	144,183
Charitable Contributions	108,800	105,800
Consulting Expense	500	24,606
Contracted Services	796,172	751,216
Credit Card Service Fees	382,369	287,593
General and Administrative	287,419	366,423
Insurance	190,797	231,201
Office Expense	218,737	282,819
Patronage Rebates	180,653	802,758
Payroll Processing Fees	34,250	30,065
Postage	23,120	114,259
Professional Fees	76,257	55,210
Real Estate Taxes	84,899	120,471
Rent	582,451	440,531
Repairs and Maintenance	718,474	899,791
Selling Expenses	371,584	126,737
Telephone	181,253	176,740
Utilities	165,570	157,528
Amortization	1,469	13,013
Depreciation	530,951	534,834
	$ 17,060,563	$ 17,181,909

See Independent Auditors' Report on Supplementary Information

EQUAL EXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 2022

	EQUAL EXCHANGE, INC.	OKE USA FRUIT COMPANY	EE WHOLESALE (UK) LTD	CONSOLIDATING ENTRIES	CONSOLIDATED BALANCE SHEET
ASSETS					
CURRENT ASSETS:					
Cash	$ 611,668	$ 172,379	$ 187,628	$ -	$ 971,675
Accounts Receivable, Net	2,968,479	1,017,969	251,621	-	4,238,069
Inventory, Net	27,076,405	614,802	523,865	-	28,215,072
Prepaid Corporate Income Taxes	-	89,634	-	-	89,634
Prepaid Expenses and Other	1,150,085	38,844	249,038	-	1,437,967
Deferred Income Taxes	345,000	-	-	-	345,000
	32,151,637	1,933,628	1,212,152	-	35,297,417
PROPERTY AND EQUIPMENT:					
Land	502,688	-	-	-	502,688
Building and Improvements	6,098,851	-	-	-	6,098,851
Coffee Roasting and Packaging Equipment	6,671,157	-	-	-	6,671,157
Furniture, Fixtures, Equipment and Software	4,996,075	111,450	124,157	-	5,231,682
	18,268,771	111,450	124,157	-	18,504,378
Accumulated Depreciation	(12,395,861)	(44,581)	(9,825)	-	(12,450,267)
	5,872,910	66,869	114,332	-	6,054,111
OTHER ASSETS:					
Right of Use Asset - Leases	76,305	-	-	-	76,305
Investments, Net	2,901,255	-	-	(2,494,179)	407,076
Goodwill, Net	-	-	16,719	-	16,719
Notes Receivable	575,000	-	-	(250,000)	325,000
	3,552,560	-	16,719	(2,744,179)	825,100
	$ 41,577,107	$ 2,000,497	$ 1,343,203	$ (2,744,179)	$ 42,176,628
LIABILITIES AND STOCKHOLDERS' EQUITY					
CURRENT LIABILITIES:					
Notes Payable - Lines of Credit	$ 2,645,000	$ -	$ -	$ -	$ 2,645,000
Current Portion of Long-Term Debt	536,148	250,000	-	(250,000)	536,148
Current Portion of Lease Liability	62,844	0	-	-	62,844
Accounts Payable and Accrued Expenses	3,917,618	166,137	292,804	(12,821)	4,363,738
Corporate Income Taxes Payable	252,000	-	6,664	-	258,664
Patronage Rebates Payable	164,829	-	-	-	164,829
	7,578,439	416,137	299,468	(262,821)	8,031,223
LONG-TERM LIABILITIES:					
Long-Term Debt, Net of Current Portion, Net of Unamortized Debt Issuance Costs	6,621,189	-	788,764	(788,764)	6,621,189
Lease Liability, Net of Current Portion	13,461	-	-	-	13,461
Deferred Income Taxes	1,100,000	-	-	-	1,100,000
	7,734,650	-	788,764	(788,764)	7,734,650
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	-	-	-	146,737	146,737
STOCKHOLDERS' EQUITY:					
Class A Shares	-	580,639	-	(580,639)	-
Class B Shares	-	175,000	-	(175,000)	-
Class C Shares	-	27,000	-	(27,000)	-
Preferred Stock	17,007,337	-	-	-	17,007,337
Common Stock	384,286	-	80,678	(80,678)	384,286
Less: Subscriptions Receivable	(32,396)	-	-	-	(32,396)
Retained Earnings	8,950,110	801,721	174,684	(976,405)	8,950,110
Accumulated Other Comprehensive Income (Loss)	(45,319)	-	(391)	391	(45,319)
	26,264,018	1,584,360	254,971	(1,839,331)	26,264,018
	$ 41,577,107	$ 2,000,497	$ 1,343,203	$ (2,744,179)	$ 42,176,628

EQUAL EXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF EARNINGS
YEAR ENDED DECEMBER 31, 2022

	EQUAL EXCHANGE, INC.	OKE USA FRUIT COMPANY	EE WHOLESALE (UK) LTD	CONSOLIDATING ENTRIES	CONSOLIDATED EARNINGS
NET SALES	$ 52,845,106	$ 14,532,841	$ 1,923,503	$ -	$ 69,301,450
COST OF SALES:					
Purchases	32,185,103	10,019,748	991,588	-	43,196,439
Freight	3,569,212	3,539,854	32,110	-	7,141,176
Packaging and Relabeling	-	-	16,581	-	16,581
Other Direct Costs	-	-	222,945	-	222,945
Utilities	200,106	-	-	-	200,106
Warehouse Occupancy Costs	103,093	-	-	-	103,093
Depreciation	202,439	-	-	-	202,439
	36,259,953	13,559,602	1,263,224	-	51,082,779
GROSS PROFIT	16,585,153	973,239	660,279	-	18,218,671
OPERATING EXPENSES:					
Salaries and Wages	7,318,457	654,572	344,536	-	8,317,565
Payroll Taxes and Employee Benefits	2,217,595	129,783	34,595	-	2,381,973
Advertising and Business Promotion	1,264,787	17,012	23,100	-	1,304,899
Bad Debt Expense	13,559	-	10,754	-	24,313
Certification Fees	86,059	9,646	24,696	-	120,401
Charitable Contributions	108,800	-	-	-	108,800
Consulting Expense	-	500	-	-	500
Contracted Services	776,539	-	19,633	-	796,172
Credit Card Service Fees	372,864	9,505	-	-	382,369
General and Administrative	186,950	21,166	79,303	-	287,419
Insurance	156,742	23,719	10,336	-	190,797
Office Expense	204,754	13,983	-	-	218,737
Patronage Rebates	180,653	-	-	-	180,653
Payroll Processing Fees	29,933	4,317	-	-	34,250
Postage	23,102	18	-	-	23,120
Professional Fees	-	51,181	25,076	-	76,257
Real Estate Taxes	84,899	-	-	-	84,899
Rent	546,346	10,074	26,031	-	582,451
Repairs and Maintenance	707,815	-	10,659	-	718,474
Selling Expenses	371,584	-	-	-	371,584
Telephone	177,807	-	3,446	-	181,253
Utilities	155,688	-	9,882	-	165,570
Amortization	-	-	1,469	-	1,469
Depreciation	498,768	22,290	9,893	-	530,951
	15,483,701	967,766	633,409	-	17,084,876
EARNINGS (LOSS) FROM OPERATIONS	1,101,452	5,473	26,870	-	1,133,795
OTHER INCOME AND (EXPENSES):					
Gain (Loss) on Investment	48,620	-	-	-	48,620
Interest Income	84,290	5,532	-	-	89,822
Other Income	-	-	1,849	-	1,849
Equity in Earnings of Subsidiaries	21,677	-	-	(21,677)	-
Interest Expense	(381,391)	(10,994)	-	-	(392,385)
Gain (Loss) on Foreign Currency Transactions	-	-	(260)	-	(260)
	(226,804)	(5,462)	1,589	(21,677)	(252,354)
EARNINGS (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST	874,648	11	28,459	(21,677)	881,441
INCOME TAXES:					
Current	263,036	4	6,788	-	269,828
Deferred	37,000	-	-	-	37,000
	300,036	4	6,788	-	306,828
EARNINGS (LOSS) BEFORE MINORITY INTEREST	574,612	7	21,671	(21,677)	574,613
MINORITY INTEREST IN EARNINGS OF CONSOLIDATED SUBSIDIARIES	-	-	-	(1)	(1)
NET EARNINGS (LOSS)	$ 574,612	$ 7	$ 21,671	$ (21,678)	$ 574,612